UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                SPATIALIGHT, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    847248 10 1
                       -----------------------------------
                                 (CUSIP Number)

                                 Robert A. Olins
              14 East 82nd Street, New York NY 10028 (212) 517-7313
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                August 7, 2001**
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

** This Amendment No. 2 relates to events on various dates described herein. The date set forth above is the filing date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 847248 10 1
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1.       NAME OF REPORTING PERSON                      Robert A. Olins
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [  ]
                                                                  (b) [  ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS                                               OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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         NUMBER OF           7.      SOLE VOTING POWER                    0
         SHARES              --------------------------------------------------
         BENEFICIALLY        8.      SHARED VOTING POWER                  0
         OWNED BY            --------------------------------------------------
         EACH                9.      SOLE DISPOSITIVE POWER               0
         REPORTING           --------------------------------------------------
         PERSON WITH         10.     SHARED DISPOSITIVE POWER             0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         787,500
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6%
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14.      TYPE OF REPORTING PERSON
         IN
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

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CUSIP No. 847248 10 1
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1.       NAME OF REPORTING PERSON
         Argyle Capital Management Corporation
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
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4.       SOURCE OF FUNDS                                                 OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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         NUMBER OF           7.      SOLE VOTING POWER                  292,734
         SHARES              --------------------------------------------------
         BENEFICIALLY        8.      SHARED VOTING POWER                     0
         OWNED BY            --------------------------------------------------
         EACH                9.      SOLE DISPOSITIVE POWER             292,734
         REPORTING           --------------------------------------------------
         PERSON WITH         10.     SHARED DISPOSITIVE POWER                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,573,298
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              11.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

          This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 30, 1999, amended by Amendment No. 1 on Schedule 13D/A filed on January 28, 2001, with respect to the Common Stock, par value $0.01 per share ("Spatialight Stock"), of Spatialight, Inc., a New York corporation ("Spatialight"). The principal executive offices of Spatialight are located at 9 Commercial Blvd., Suite 200, Novato, California 94949.

         This Amendment No. 2 is being filed to reflect the acquisition of additional shares of Spatialight Stock, the shareholder's approval of options to purchase Spatialight Stock and the extension of the maturity date of certain convertible notes. Except as amended and supplemented herein, the information set forth in the Schedule 13D filing, as amended by the Amendment No. 1 on the
Schedule 13D/A filing, remains true and correct in all material respects.

Item 5. Interest in Securities of the Issuer.

         (a)-(b) At the date of this Amendment No. 2, 3,360,798 Spatialight Stock in the aggregate are beneficially owned by the Filing Persons. The Filing Persons represent approximately 14.7% of the total number of the issued and outstanding Spatialight Stock (based upon information contained in the Form 10-QSB, Quarterly Report of Spatialight, for the quarterly period ended March 31, 2001, stating that there were 20,843,025 Spatialight Stock outstanding as of March 31, 2001).

         At the date of this Amendment No. 2, Robert A. Olins is the holder of options to purchase 775,000 shares of Spatialight Stock which were approved by the Stockholders of Spatialight on June 8, 2001 and which are currently exercisable. The options to purchase Spatialight Stock represent 3.6% of the Spatialight Stock outstanding.

         At the date of this Amendment No. 2, Argyle is the holder of $1,188,000 faceamount of the Convertible Notes, due December 31, 2002 (the "Convertible Notes"). The maturity date of the Convertible Notes was extended from June 30, 2001 since the filing of the Amendment No. 1 on Schedule 13D/A. If principal of the Convertible Notes were converted in full, the notes would require the issuance by Spatialight of 2,376,000 shares, representing 10.2% of Spatialight Stock outstanding. Principal and interest on the Convertible Notes are immediately convertible into Spatialight Stock. Mr. Olins, through Argyle, has sole power to convert, dispose or direct the disposition of these Convertible Notes which carry no voting rights.

         As of the date of this Amendment No. 2, an aggregate of 264,498 shares of Spatialight Stock have been issued to Argyle on various dates since the filing of Amendment No. 1 on Schedule 13D/A in payment of an aggregate of $132,364 accrued but unpaid interest on the Convertible Notes multiplied by a price of $.50 per share as provided under the Convertible Notes. Shares of Spatialight Stock were issued on Argyle in the following amounts on the following dates. On November 11, 2000, 169,062 shares; on May 9, 2001, 59,796 shares; and on July 3, 2001, 35,640 shares, all in satisfaction of accrued by unpaid interest in accordance with the above-described provisions of the Convertible Notes.

         At the date of this Amendment No. 2, Argyle is the holder of 292,734 commonshares which represent 1.4% of outstanding Spatialight Stock. This number of shares reflects the acquisition of 264,498 shares of Spatialight Stock (in payment of accrued but unpaid interest) since the filing of Amendment No. 1 on
Schedule 13D/A. Mr. Olins, through Argyle, has sole power to dispose or direct the disposition and sole power to vote or direct the vote of these shares.

         (c) The following transactions have been effected since filing of the Amendment No. 1 on Schedule 13D/A.


         On November 10, 2000, Argyle acquired 169,062 shares of Spatialight Stock in payment of accrued but unpaid interest owing from September 1, 1999 to October 31, 2000 on the Convertible Notes based on $84,546 in accrued interest multiplied by a price of $.50 per share as provided under the Convertible Notes.

         On May 9, 2001, Argyle acquired 59,796 shares of Spatialight Stock in payment of accrued but unpaid interest owing from November 1, 2000 to March 31, 2001 on the Convertible Notes based on $29,898 in accrued interest multiplied by a price of $.50 per share as provided under the Convertible Notes.

         On May 23, 2001, the Maturity Date of the Convertible Notes held by Argyle was extended from June 30, 2001 until December 31, 2002.

         On June 8, 2001, Robert A. Olins the grant of options to purchase 750,000 shares of Spatialight Stock were approved by the stockholders of Spatialight.

         On July 3, 2001, Argyle acquired 35,640 shares of Spatialight Stock in payment of accrued but unpaid interest owing from April 1, 2001 to June 30, 2001 on the Convertible Notes based on $17,820 in accrued interest multiplied by a price of $.50 per share as provided under the Convertible Notes.


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 7, 2001                   /s/ Robert A. Olins
                                        ------------------------
                                        Robert A. Olins


                                        /s/ Robert A. Olins
                                        ------------------------
                                        Argyle Capital
                                        Management Corporation
                                        by its President,
                                        Robert A. Olins